Filed by TCF Financial Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TCF Financial Corporation

SEC File No.: 001-10253

Date: January 28, 2019

Raw Transcript

The following transcript of a joint public conference call hosted by Chemical Financial Corporation and TCF Financial Corporation on January 28, 2019 is filed herewith pursuant to Rule 425 under the Securities Act of 1933. This transcript was prepared by a third party and has not been independently verified and may contain errors.

28-Jan-2019

TCF Financial Corp. (TCF)

Chemical Financial Corp and TCF Financial Corp. Merger Call

Total Pages: 30
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Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

CORPORATE PARTICIPANTS

Timothy R. Sedabres	Dennis L. Klaeser
Head-Investor Relations, TCF Financial Corporation	Executive Vice President, Chief Financial Officer & Treasurer, Chemical Financial Corp.
David Provost
Chief Executive Officer, Chemical Financial	Brian W. Maass
Chief Financial Officer, TCF Financial Corp.
Craig R. Dahl
Chairman & Chief Executive Officer, TCF Financial Corp.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning and welcome to the Announcement Call for the Merger of Equals between Chemical Financial Corporation and TCF Financial Corporation. 2018. My name is Cassie and I will be your conference operator today. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and-answer period. [Operator Instructions] Please note the conference call is being recorded.

At this time, I would like to introduce Tim Sedabres, Head of Investor Relations for TCF to begin the conference call.

Timothy R. Sedabres

Head-Investor Relations, TCF Financial Corporation

Good morning everyone, and thank you for joining us today. I would like to welcome everyone to our joint Chemical and TCF conference call. Earlier this morning, Chemical and TCF issued a joint press release announcing our planned merger of equals transaction. Also this morning, both companies separately issued their respective fourth-quarter 2018 earnings releases.

We will discuss today's transaction announcement on the call, then provide brief comments regarding each company's respective fourth quarter earnings. As noted in our respective earnings releases, this call will take the place of the earnings calls previously scheduled for later this week and those calls have been canceled. We have posted the presentation slides that we will refer to on today's call, along with earnings materials on each company's Investor Relations website.

With me this morning here in Detroit are David Provost, CEO of Chemical Financial; Craig Dahl, CEO of TCF Financial; Dennis Klaeser, CFO of Chemical Financial; and Brian Maass, CFO of TCF Financial. Following their prepared remarks, we'll open up for questions.

During today's presentation, we may make predictions and other forward-looking statements regarding future events or the future financial performance of the company. We caution that such statements are prediction and that actual events or results may differ materially. Please see the forward-looking statement disclosure on today's release and presentation for more information about risks and uncertainties which may affect us.

Now, I would like to turn the call over to David Provost, CEO of Chemical Financial.

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Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

David Provost

Chief Executive Officer, Chemical Financial

Thank you, Tim, and good morning everyone. It's an exciting day for Chemical and TCF, and we appreciate you joining us on such short notice. This morning, Chemical and TCF announced an all-stock merger of equals creating a premier Midwest bank. Craig, it’s a pleasure to have you, Brian, and Tim here with us today. On the call, Craig and I will provide an overview of this merger of equals. We will discuss additional details regarding why we believe this partnership is so compelling to customers, employees and communities we serve, and of course, our shareholders.

Let's begin on slide 5 of the investor deck with a summary of why we believe the partnership between our two companies is so compelling. It substantially enhances our competitive position creating a combined top 10 market share leader in the Midwest. Together, we have the scale and profitability that enhances our ability to compete and win in today's fast moving and continuously evolving banking industry.

Let me hand it over to Craig for a few opening remarks as well.

Craig R. Dahl

Chairman & Chief Executive Officer, TCF Financial Corp.

Thank you, David, and good morning, everyone. I share the excitement about our partnership that Dave mentioned. This merger will bring together two companies that are complementary in terms of expertise, products, capabilities and geographic footprint. It will increase our scale, accelerate our growth strategies and expand our product offerings across a wider customer base, generating significant value for our shareholders, customers and employees, while we remain committed to supporting the communities we serve. With minimal overlap, we expect to experience little disruption to our go-to market strategies and our customer relationships as we combine our two platforms. By coming together, we are able to accelerate the growth of our business in way neither company could have done alone in the near-term.

David Provost

Thanks, Craig. This merger will deliver accelerated value creation for shareholders of both companies, including EPS accretion of 17% for Chemical and 31% for TCF, significant cost savings, and top-tier profitability metrics, including a pro forma Return on Tangible Common Equity of approximately 19%. And as Craig just mentioned, we will remain committed to our communities and our customers, and are focused on continuing to deliver top performance for our shareholders.

Let's turn to slide 6. This is a true merger of equals whereby TCF’s Holding Company will merge into Chemical’s Holding Company while Chemical Bank will merge into TCF National Bank in an all-stock-no-premium transaction. TCF shareholders will receive a fixed exchange ratio of 0.5081 shares of Chemical based on Friday's closing stock price. Post-merger, this will result in TCF shareholders owning 54% of the combined entity, while Chemical shareholders will own 46%. The new leadership of the company will include Craig Dahl, as CEO of the combined company; and Gary Torgow as Executive Chairman of the Board. I will serve as Chairman of the combined bank and a board member of the holding company. Dennis Klaeser will serve as CFO of the combined bank and Brian Maass will serve as Deputy CFO and Treasurer.

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Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

The board of directors will be made up of 16 members, equally represented by each organization with 8 from each company. The combined franchise will be headquartered in Detroit, with substantial operations in Minneapolis, Midland and Chicago, and will go to market under the TCF brand. We expect the deal to close sometime in the late third or early fourth quarter of 2019, subject to approval of both sets of shareholders and customary regulatory approvals.

On the next slide, we have highlighted a number of matrix that demonstrate the benefit of bringing Chemical and TCF together. We are positioning ourselves for success with greater scale, including $45 billion in assets. We expect the combined company to deliver strong profitability, including pro forma efficiency ratios in the low 50s and pro forma return on tangible common equity of approximately 19%.

On the bottom right hand side corner of the slide, we highlight the diverse loan book of the combined companies, with a strong mix between commercial and business banking, residential and consumer banking, and leasing and equipment finance and inventory finance. All of this translates into meaningful earnings accretion for both Chemical and TCF shareholders.

As the teams worked on this transaction over the past several months, it became increasingly clear just how much we would each benefit by combining our complementary platforms. Turning to slide 8, with this merger our two organizations each bring together the strength of each other, accelerating each bank's individual strategic priorities. For example, at Chemical we have been focused on building out our core business banking, and specialty commercial lines such as ABL, leasing and commercial finance, enhancing its digital banking platform and expanding into adjacent markets. This transaction accelerates that for us.

TCF, on the other hand, has been focused on increasing its return on capital, lowering its efficiency ratio, growing its lending businesses and leveraging technology investments to enhance their customer experience. This transaction accelerates that for them. Combining the two companies will enable us to further these initiatives by deploying the unique strengths and expertise of our respective platforms in new geographic markets. This should enable faster growth without building concentrations in any one sector or asset class, and utilizing the combined earnings power to more effectively invest in continued technology enhancements. We believe all of this equates to significant enhanced operating performance and higher returns.

Slide 9 highlights the strength and profitability of the combined companies and our opportunity to deliver best-in- class return versus our peers between $20 billion and $100 billion in assets. Together, we will develop top quartile revenue generation along with a solid efficiency ratio which leads to top quartile return on capital.

With that, I'd like to turn the presentation over to Craig to provide more perspective on the strategic rationale for the merger.

Craig R. Dahl

Chairman & Chief Executive Officer, TCF Financial Corp.

Thank you, Dave. This transaction truly does create the premier Midwest banking franchise and provides us with the scale to compete and win in an evolving landscape by leveraging each bank's areas of expertise across a larger shared platform. Our two management teams have been in discussions about this transaction and over the course of getting to know each other, our go-to market approaches, and core values, we have found many shared aspects of the businesses, our teams and our cultures. The due diligence process we each completed examined more than just the credit portfolio and business mix of the two organizations. These shared approaches to how we do business, how we go to market, and our vision for the opportunity in front of us, were all a part of the cultural diligence we completed. We believe this represents a tremendous opportunity for all of our shareholders and now is the right time to pursue this partnership.

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Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

Turning to slide 11, this combination creates a bank with Top 10 deposit market share in our region which is significant for our ability to compete and win consistently in our key geographic markets: Detroit, Minneapolis, Chicago and Milwaukee. Our geographic footprints are aligned well with limited branch overlap which helps to reduce the impact on our customers.

Turning to slide 12, as Dave mentioned earlier, we quickly found that we shared an important view of the banking landscape and macro environment. We both recognize the changing macro dynamics, which are broader than banking, and require scale, profitability and the ability and willingness to invest for the future.

Developing significant scale and generating profitability are vital for a bank to not only compete, but thrive, in this type of environment. We recognized the need for this scale and are now taking a proactive step to position ourselves for success. Our combined company will be well-positioned to address these challenges to better serve evolving customer needs through more scalable and efficient infrastructure, and a broader product set and customer base. This forward-looking and front-footed approach is shared across our organization.

Together, we can invest more efficiently, compete more actively, enhance the customer experience and provide more solutions to more customers. While these are things all banks must do to be successful, not all will be willing or able to do so. We believe this transaction puts the combined organization in a position of substantial strength as we move forward.

Slide 13 looks at the two companies' complementary strengths and how we intend to go to market together. The new company will operate under the TCF brand, which has strong regional and national brand equity. Together, we will offer a full complement of business banking, retail and community banking, and national lending capabilities. Both of our franchises are strong in retail and community banking. TCF brings that strength in national lending, and Chemical brings this developed expertise in business banking.

Business banking is a core strength at Chemical and combined, will make up 39% of the joint company’s total loans. Retail lending of the combined company will comprise 38% of total loans with many deposit products and services to offer, including wealth management and trust products. National lending of the combined company will comprise 23% of total loans with a diversified portfolio by asset class, geography, industry, loan size and collateral type. These combined capabilities will operate within a robust ERM infrastructure and be supported by a strong digital banking experience for all of our customers.

Turning to slide 14, the combination will result in a well-diversified loan portfolio, in terms of both product and geography, while reducing the overall relative concentration, including TCF's leasing and equipment finance and inventory finance portfolios.

The broader mix of asset classes also creates upside growth potential for the organization, keeping in mind the strong and aligned credit cultures of both organizations.

Turning to slide 15, from a deposit perspective, the combined company will have a strong and well-diversified deposit base in terms of type and geography, with 73% being non-time deposits, and a limited reliance on brokered funding. TCF brings its differentiated retail-focused deposit base, while Chemical brings its well- established commercial deposit base. With 77% of deposits FDIC insured, the combined granular deposit base will continue to be a strength and a differentiator for the organization and can fund asset growth for the organization.

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Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

And for our fee income on slide 16, the companies are highly complementary as well, with pro forma fee income having roughly a 50/50 split between overlapping and unique fee income streams. TCF brings strength in fees from its leasing & equipment finance business, while Chemical brings strength in wealth management and mortgage banking fees. These unique strengths we believe we can leverage across the combined company, and although we have not modeled revenue opportunities, we believe we are well-positioned to transfer each partner's strengths into each other's markets to drive incremental revenues.

I will pass it over to Dave to cover governance and leadership.

David Provost

Chief Executive Officer, Chemical Financial

Thanks, Craig. Slide 17 provides more detail on the governance of the pro forma company. As you know in a merger of equals, this is the most important slide, that we share a joint vision for the combined company, and we developed a carefully constructed plan in order to execute on this opportunity. We also want to provide a little background on Craig, particularly for our Chemical shareholders and why we believe he is the right person to lead this combined entity given his demonstrated track record in value creation.

Craig was appointed President of TCF in March of 2015 and CEO in January of 2016. During his tenure, Craig reduced the company's risk profile, including initiating the rundown of auto finance, shifting the overall loan mix, and launching the digital banking platform that has mitigated customer attrition and the bank's deposit betas. Craig is also a true business leader and brings a track record of driving organic growth, having built many of TCF's national lending businesses from de novo status to over $8 billion today over the last 20 years. This fits very nicely with Chemical's entrepreneurial culture. Under Craig's leadership as CEO, EPS has grown at a 21% CAGR since 2015 and TCF’s stock price has substantially outperformed.

Let me pass it back to Craig to cover other stakeholder benefits.

Craig R. Dahl

Chairman & Chief Executive Officer, TCF Financial Corp.

Thanks, Dave. Turning to slide 18, in addition to creating significant value for the shareholders of both companies, this transaction will benefit other key stakeholders as well. For our customers, we will be better positioned to serve their needs with a broader product suite and enhanced speed-to-market. The synergies we are estimating to achieve and the strong combined profitability of the company will support further investment in technology and digital banking, all of which will be aimed at providing our customers with an exceptional customer experience. For our communities, we will continue to be active in our support across the Midwest including Detroit, the Twin Cities, Chicago and Midland. As financial leaders in our communities, we recognize the positive impact we can have and will maintain a strong focus on community development and charitable initiatives.

For our employees, we are confident that this merger will create greater professional development opportunities as part of a larger, more diversified bank. We also believe it will enhance our ability to attract top-tier talent to the organization.

With that, I'd like to turn the presentation over to Dennis and Brian to provide more detail on the structure and financials of the merger.

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Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

Dennis L. Klaeser

Executive Vice President, Chief Financial Officer & Treasurer, Chemical Financial Corp.

Thank you, Craig. I'll begin on slide 20 with an overview of some of the key merger assumptions. We project approximately $180 million in aggregate cost savings, representing 13% of the combined 2019 expense base. Approximately $75 million of the cost savings will be phased in during the first 12 months after closing, and the full $180 million run-rate achieved thereafter. We also project a gross credit mark of $189 million and an interest mark of approximately $200 million. We expect merger and integration costs to be approximately $325 million pre-tax with 80% of that being tax deductible. We have identified selective revenue enhancement opportunities, but to be clear, these have not been modeled into our projections.

Finally, TCF is expected to complete its existing share repurchase program prior to closing which had $78 million remaining at year-end.

Brian?

Brian W. Maass

Chief Financial Officer, TCF Financial Corp.

Looking at slide 21, David and Craig talked about the complementary nature of the businesses and the compelling nature of the combined platform and that translates into the financial metrics as well. This transaction compares very favorably to similar transactions over the past five years.

The double-digit run rate EPS accretion for both companies compares very well to high-single digit median of the precedent transactions. And while the tangible book value share dilution is slightly above, the strong pro forma financial returns drive a much shorter relative earn-back period of just 2.7 years.

Turning to slide 22, as previously mentioned, we are estimating approximately $180 million in expense savings through this combination. As the chart on the left shows, the vast majority of the costs rationalizations will come from centralized overhead and IT efficiencies, with a smaller contribution from branch consolidation given the limited overlap. This approach should result in very limited impact for customers and customer-facing employees. The synergies equate to approximately 20% of the combined standalone market cap on a net present value basis and represent significant value upside for both sets of shareholders.

Back to you, Dennis.

Dennis L. Klaeser

Executive Vice President, Chief Financial Officer & Treasurer, Chemical Financial Corp.

Turning to slide 23. We highlight some metrics for the combined company and how those compare to nationwide peers. On a pro forma basis, the combined company is expected to produce financial results above peer median for ROAA, NIM, and fee income contribution. Return on tangible common equity is expected to be top quartile versus peers. The pro forma price to tangible book value multiple is below peer median, although our pro forma return profile would place us in the top quartile of banks. On a PE basis, that represents a 2.4 multiple below top quartile peers that have similar financial profiles.

Before we turn it back to Craig, Brian and I will provide some brief comments on our fourth quarter results. First, for Chemical, our net income was $73 million in the fourth quarter of 2018, an increase of $2.6 million from the third quarter and up $10.4 million excluding significant items from the fourth quarter of 2017. Diluted earnings per share were $1.01 for the fourth quarter of 2018.

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Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

Our fourth quarter results were impacted by a couple of significant items. First, due to a drop of interest rates during the quarter we had a $2.8 million detriment from the change in fair value and loan servicing rights or the equivalent of about $0.03 drag to earnings. We also had a very low effective tax rate that benefited from a measurement period adjustment related to finalizing our analysis of the impact of the Tax Reform Act that was passed at the end of last year. Comparing our quarterly tax rate for the fourth quarter to a more normalized rate of approximately 18.5% and taking out the impact of historic tax credits, it shows that our low tax rate benefited us by approximately $0.04 of earnings in the fourth quarter.

After adjusting for these two items, I view our diluted earnings per share at $1 even. Also, I should note that the cost associated with finalizing our core systems conversion totaled $1.6 million in the fourth quarter resulting in an earnings headwind of $0.02.

We are pleased with our strong loan production for the fourth quarter that led to a total year-over-year loan growth of $1.1 billion or 7.9%. When considering growth, our view continues to be that the highest quality growth for Chemical is in commercial and industrial loans and on our occupied CRE, which together accounted for 77% of our loan growth over the past year.

Looking at deposits, overall deposit growth year-over-year was very strong at $2 billion or 14.3% annualized growth rate.

We are pleased that we achieved an increase of 1 basis points in our overall net interest margin, which was stronger than we had previously guided. This outperformance resulted from an increase in the average yields on our loans and investments, outweighing the increase of the cost of our funds.

Our credit metrics remained strong. Our ratio of non-performing loans to total loans decreased to 56 basis points at yearend compared to 65 basis points in the prior quarter, and the decrease was largely due to the settlement of the real estate loan that moved to non-accrual during the third quarter that we discussed on our call last quarter. Additionally important to note is that we continue to experience very low levels of net charge-offs, just 9 basis points of average loans for the full year.

Our quality growth in our balance sheet in conjunction with strong financial metrics including a core return on average tangible equity of 17.9% for the year and a fourth quarter efficiency ratio of 50.4% gives us significant confidence in our ability to continue to produce strong results moving forward into 2019 and beyond.

Brian, let me turn it over to you.

Brian W. Maass

Chief Financial Officer, TCF Financial Corp.

All right. Thanks, Dennis. So for TCF during the fourth quarter, we produced net income of $86 million and diluted earnings per share of $0.51 while generating record net income of $304 million in 2018. One year ago, we outlined two primary metrics which support how we manage the company and which we believe drive shareholder value, efficiency ratio and return on tangible common equity

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Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

As we close out the year, we delivered on our commitments by meeting or exceeding both of the targets we set in these areas. Our fourth quarter efficiency ratio improved to 66.3%, while our full-year adjusted efficiency ratio was 67.15%. These improvements were due toboth strong revenue growth and well-controlled expenses. In fact, we kept quarterly expenses excluding operating lease depreciation relatively flat as we progress through 2018, absent the CFPB settlement charge in the second quarter and a large medical claim of $6.8 million in the fourth quarter.

2018 was also highlighted by the remix of our balance sheet as $1.2 billion of auto run-off was redeployed into our securities and other loan and lease portfolios. We would expect to see approximately $800 million to $1 billion of additional run-off in 2019. We also saw strong loan in lease growth excluding auto as ending balances increased

$1.2 billion or 7.5% during the year.

We consistently generated year-over-year net interest income growth over the past few quarters. Our revenue also benefited from strong fourth quarter non-interest income which increased 6% year-over-year. This was primarily driven by elevated leasing and equipment finance non-interest income of $55 million in the quarter. It is not unusual for leasing fees to be elevated in the fourth quarter due to customer driven activity. Going into the first quarter, we would expect leasing fees to be more in line with the levels we saw during the first, second, and third quarters of 2018.

The continued balance sheet remix has also resulted in a reduced risk profile for the organization. With the auto run-off and a 10% decline in non-performing assets year-over-year, we believe the credit risk profile of our balance sheet today is much better than it was several years ago. We did see marginally higher net charge-offs in the fourth quarter driven by auto, inventory finance and one credit in commercial. However, importantly, our net charge-offs for the full-year excluding auto and non-accrual loan sales were 14 basis points, down 1 basis point from 2017.

On the deposit side, we saw average year-over-year checking and savings growth of over 8% in the fourth quarter with over $300 million of non-interest-bearing deposit growth despite the current interest rate environment. The value of our retail-focused deposit base continued to show through well in our well managed deposit costs.

Finally, we generated a return on average tangible common equity of 14.74% in 2018 above the high end of our target range. We were able to do this while growing our common equity Tier 1 ratio and reducing our risk profile over the course of the year.

Capital allocation has been an important part of our story in 2018 as we returned over 100% of net income to shareholders through common stock dividends and share repurchases. I'm very pleased with all we accomplished in 2018. I believe the future is bright as we create a premier Midwest Bank through our partnership with Chemical.

With that, I'll turn it back over to Craig.

Craig R. Dahl

Chairman & Chief Executive Officer, TCF Financial Corp.

Thank you, Brian. I'm going to finish up on slide 24 where we're excited at the prospects of this combination for many reasons. It creates a premier Midwest Bank with immediate scale that will enhance our ability to compete and win. We're going to rely on Chemical's excellent integration history. We're going to increase our market share in markets that we already know. We're going to deliver core banking products not pure growth or speculative revenue and this is going to accelerate our strategic planning and lower the risk to implement. And finally, we believe we're going to retain key talent and it will remain in place.

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Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

So we have a lot of work ahead of us to finalize the merger and integrate our two organizations. But we're excited to continue this process together with a clear path forward that creates value for shareholders, customers, employees and local communities.

With that, we will open it up to questions.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] We'll take our first question from David Long with Raymond James.

Q

David Long

Good morning, everyone, and congratulations. Appreciate all the detail in the slides and the transaction. And one thing I wanted to see if you can maybe provide a little bit more color on is the revenue synergies, and maybe if you could give a little bit more color on the timing, maybe the magnitude and which areas you think are – you see the best opportunities for these revenue synergies.

A

Brian Maass

Yeah. As you know, David, it's not something – this is Brian Maass. That's not something that we included in the financial model. But we definitely feel that there's a lot of opportunities on both sides and we both have special, unique businesses, Chemical being in local business banking, our specialty being more on the national lending businesses, and also the focus on commercial deposits on the Chemical side. We think there's a lot of things that can be transferable over time to help further kind of accelerate, I'd say the current growth trajectory that we're on.

Q

David Long

Got it.

A

Hey, David. This is...

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Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

Q

David Long

And maybe. Yeah. Go ahead.

A

Craig R. Dahl

Chairman & Chief Executive Officer, TCF Financial Corp.

This is Craig. I would just like to throw another thing on there. You know that this transaction will greatly reduce the concentration levels that we had in our national lending businesses and I think it's going to open up additional opportunities for us that maybe we're not necessarily going after based on those concentrations. So...

Q

David Long

Got it. Got it. And then let me just ask specifically on the commercial lending side. Tom Shaffer has really led the effort at Chemical to build the – just to build the commercial presence of that bank. How do you see that playing out into Chicago and Minneapolis for the combined company?

A

David Provost

Yeah. Tom has done a great job in building out the Cleveland, Detroit and Grand Rapids market. What we're going to do with the combined entity, Tom’s going to be president of the bank, and he will use that expertise to really help build out Chicago, Milwaukee, Minneapolis. So it's a great fit for both of us to be able to take advantage of each other's expertise.

Q

David Long

Okay. Got it. Then the last thing is as we talk about Chicago here, any interest in growing the franchise – or let me maybe ask it this way. How do you feel like your competitive position is in Chicago right now and can that be enhanced?

A

Craig R. Dahl

Yeah. There's no question to me that this will enhance our competitive position, and it's going to bring us across a broader spectrum of opportunities. We have tended to be more commercial real estate-focused in that market. And this is going to broaden our outlook from a lot different customer set. And we also – as we've commented on, we believe have very similar credit cultures and very similar credit processes. And so I think that's not – that's going to be exciting for us to run at.

Q

David Long

Got it. Appreciate the color. I want to jump back in queue.

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Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

Operator: We'll take our next question from Jon Arfstrom with RBC Capital Markets.

Q

Jon Arfstrom

Thanks. Congrats, guys.

A

Thank you.

A

Good morning, Jon.

A

Thanks, Jon.

Q

Jon Arfstrom

Hey. Good morning. Just – I guess the other side of this that David was asking but with the revenue piece. But on the expense side, the 13% cost save seems like certainly enough today but you're two decent-sized banks coming together. Curious if you see opportunities to push that number higher over time, higher than the 13%?

A

Dennis Klaeser

We've spent a lot of time with our two teams going through our various departments, our various businesses and being very granular in our analysis of that. Frankly, we don't necessarily think we need to push that higher. When you look at the typical merger – in a typical merger, there's often a lot of redundancy within business lines and, in effect, what you're doing is you're cutting out some of your customer-facing people.

In our circumstances here, we don't have those redundancies and we don't anticipate cutting out really any customer-facing people to speak of. So because of that, that might moderate the overall level of cost savings. But from a strategic standpoint, we're okay with that because we're also – we're focused on being able to build revenue and sustain that revenue growth over time.

Q

Jon Arfstrom

Okay. All right. That makes sense. And then, I guess back on the revenue synergies, if you guys could maybe rank order the top two or three. I mean, Craig, it sounds like maybe you alluded to having a little bit more room for the national businesses. David, for you, maybe it's bringing the commercial bank into the other TCF footprint but is there anything else out there you can maybe rank order those.

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Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

A

David Provost

Well, yeah, one of the items is we spent a lot of time and effort building out our wealth management and trust services. Let's say a product that we can easily deploy with the new combined bank.

A

Craig R. Dahl

Chairman & Chief Executive Officer, TCF Financial Corp.

And then the only thing – this is Craig. The only I'd threw on top of that too is really having a much more of a focused mortgage product that's going to go across the entire banking franchise rather than broken up into two. And I think we're going to get the opportunity to have hold and sell decisions on that which will give us more margin when that's important or will give us the opportunity to create some gain on sale around it as well.

Q

Okay. All right. Thanks a lot, guys.

A

Thanks.

Operator: [Operator Instructions] We'll take our next question from Scott Siefers with Sandler O'Neill & Partners.

Q

Scott Siefers

Good morning, guys. Thanks for taking my question.

A

Good morning.

Q

Scott Siefers

Dennis, I wanted to jump back to the cost savings question for just a second. Can you walk through where specifically you see the cost savings come from? I guess it is just a little more difficult than in a traditional deal given that the two legacy companies just had such different cost profiles, right. If you look at their cost savings as a percentage of TCF space, it's very, very reasonable. But if you look at it is as the percentage of Chemical's, it looks like a much heavier lift. So just curious for some specifics on where the cost saves come from.

A

Dennis Klaeser

Yes. On page 22 of the slide deck, we show a pie chart with the general categories. And the two biggest slices of the pie each at 35% of the overall cost saves. The two biggest slices are, one, centralized overhead and shared services. And the second one is IT efficiencies. And so think of the centralized, overhead really is sort of the back office and all the support functions and so obviously, in any merger, that's one of the key areas where there is synergies.

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TCF Financial Corp. (TCF)	Raw Transcript
Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

In the IT, efficiencies is getting the best-of-breed technology put in place. So there'll be some contract terminations fees and so forth and shifting, but we're putting the best-in-class technology in place. Both organizations, over the recent past, have a fairly significant reliance on outside vendors as well as temporary help and consultants. And there's a fairly meaningful amount of cost saves that comes by ramping that down.

And so the other areas in retail banking including branches, there really isn't many branch consolidation opportunities to speak of. But in terms of the overall oversight and management of the branch system, there's some savings there. And so again, when you look at this, you're really not seeing cost saves in terms of, say, cutting out customer-facing people. That's not where we're going to be getting our cost saves. This is more of support functions, back office and technology.

Q

Scott Siefers

Okay. All right. Perfect. And then, had a separate question. On page 6 of the packet, when you go to the transaction summary, I think it says here in the second to last section on other items, Chemical's balance sheet will be subject to fair market value kind of. Given that Chemical is the accounting acquirer, why are we marking Chemicals balance sheet as opposed to TCF or am I just reading that incorrectly?

A

Dennis Klaeser

No. No, you're not. And a mergers of equals in effect, it's a bit arbitrary. We could look at it one way or the other.

We chose to mark-to-market the Chemical balance sheet because from – when you really think through the accounting issues, it's a more efficient way of doing it. As you know, Chemical has made a number of acquisitions. And by us marking our portfolio, we're going to cleanse the portfolio of a couple of things. One, the goodwill gets replaced with new goodwill. So rather than double – creating a redundant goodwill across the organization, we moderate the amount of goodwill that we create.

Also, the complex purchase accounting that was inherent in the Chemical portfolio, that's going to be in effect cleansed and we're going to move back to a simpler approach to accounting for the purchase loans.

One other item is that there is an interest mark. And one of the things that we – well investors are particularly sensitive to is the accretion of that interest mark into the income stream. And oftentimes what you see in acquisitions is that you get this sort of turbocharge income early on, this non-cash accretion of that mark. And because the Chemical portfolio is generally longer duration than the TCF portfolio, that interest mark will be spread in over a longer period of time and will be more gradual run down of that benefit that we get from that mark.

Q

Scott Siefers

Okay. Interesting. All right. That's good color. I appreciate that. And then I guess just last question. Do any changes in control get triggered as a result of the transaction announcement? And I guess if so whose and how does that all work?

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TCF Financial Corp. (TCF)	Raw Transcript
Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

A

David Provost

So, this is Dave Provost. Technically, there might be an opportunity for a change of control for myself, Gary Torgow and Craig Dahl, on some technical – some technical legal wording. However, we want to be very clear that we have waived those rights and we will not be receiving a change of control. We're – we have executed new contracts.

The boards of both banks were very adamant that we retain management, and have a consistency to this integration. So if there's a – other change of controls that they get triggered because of – they might be down the line, but I want to be very adamant that the three of us at the top will not be getting change of controls.

Q

Okay. All right. Perfect. I appreciate all the colors. So thank you very much, guys.

Operator: Our next question comes from Chris McGratty with KBW.

Q

Chris McGratty

Hey. Good morning. Thanks for the question. Dave, maybe a question for you, culture is obviously huge in transactions like this. You guys went through a big one about three years ago. Maybe could you speak – I know in your prepared remarks you did a little bit. Could you speak to maybe what you learned, what went well, what didn't went well, and how you plan to leverage that with this transaction? Thanks.

A

David Provost

Well, at Chemical and the old Tom or management team that we have, we've done 10 transactions. And in all those transactions you have cultural integration. So we've gotten very good at that. What we've done differently in this transaction is Craig and I and our management team have spent a lot of time going through culture, responsibilities and – so we spent a lot more time on that than we have in the past and that's why it's outlined as such in the deck. So we feel very comfortable, we've got a management team in place and we're ready to go for it.

Q

Chris McGratty

Great and then maybe Dennis a question for you. Legacy, Chemical's, the loan book is growing kind of high- single digits. Craig, your book was if you exclude the auto was kind of mid-single digits. Is the right way to think of it once we looked at the noise of the auto, kind of a 6% to 7% growth company given where you're at? And also maybe a comment on the securities portfolio and liquidity. I mean both of you have fairly small securities portfolio. I'm just wondering where you plan on managing that as a proportion of assets. Thanks.

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TCF Financial Corp. (TCF)	Raw Transcript
Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

A

Brian Maass

Yes. Actually Chris, this is Brian. I'll take that question. So from a growth perspective, you're correct. I think we've been mid-single digits and I think Chemical's been a little bit larger than that. We see similar growth prospects. As we look forward obviously, as I mentioned in my prepared remarks, we will be running off another $800 million to a $1 billion of auto next year. So you just have to take that into consideration when you get to the total. But we see definitely good growth outlooks.

From a liquidity perspective and or capital perspective, we view ourselves to be in a very strong liquidity and capital position. As you know, we've kind of been in this excess capital position. So when we look at kind of towards the merger and at the closing, we feel very confident around the liquidity position of the company. We don't have a lot of borrowings, we don't have a lot of other stuff. We're primarily funded with deposits and I think we both have shown the ability to grow deposits even we've grown $300 million in non-interest-bearing deposits in the last year and I know Chemical had $2 billion of deposit growth this year. So I think on the liquidity side, we feel really good about it

A

Dennis Klaeser

Wait, one more comment on the loan growth. So, absolute growth is not what we're targeting obviously. And I think as we've gotten to know each other, what I found impressive is that we're both very intensely focused on what drives the best return on capital. And I think the diversity of our loan origination channels really helps manage the overall balance sheet and achieve a high return on tangible capital which is ultimately what drives shareholder value.

So I think we're going to continue this discipline as to trying to morph the overall composition of portfolio to drive that highest ROE that we can.

Q

Chris McGratty

Got it. Understood. So basically, if I'm hearing you on the securities and liquidity, there's not a big restructuring or it's as simple as kind of adding the two portfolios together, assuming you kind of both have been growing the portfolios and going from there. Is that a fair interpretation on the securities book?

Brian Maass

Chris, I think – this is Brian. That's a fair interpretation for day one. Think of them as adding together knowing that ours is probably still growing a little bit. If we choose to reinvest, I think like we've been saying for the last year, we've chosen to invest a lot of our auto runoff into the securities portfolio. I'd say that's probably our baseline assumption as we start here in 2019.

If different opportunities come up as Dennis said, where we can redeploy that into something, that's going to drive a better return on capital. We'll be positioned to do that as well.

Q

Chris McGratty

Great. Thank you. And then if I can sink a housekeeping one in, kind of some help on the tax rate and amortization. Dennis, you're going to continue to do that, and then also a comment if you have one on CECL. Thanks.

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TCF Financial Corp. (TCF)	Raw Transcript
Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

A

Dennis Klaeser

Sure. So, the volatility that you've seen in the Chemical tax rate driven by historic tax credits, that is going to moderate down substantially because we only have basically one remaining project that's being accounted for with that legacy methodology where we have a big benefit in a particular period.

So what Chemical’s standalone- this year my guidance would have been a normalized tax rate in the low 18% range for the first three quarters. And then we have this one historic tax credit that we currently anticipate finishing up in the fourth quarter that would reduce the tax rate in that period down to about 13%.

But when we combine the two companies, you basically will not see that volatility more and think about it as sort of the weighted average of that normalized 18% for Chemical and the normalized tax rate that you've seen for TCF.

Q

Chris McGratty

Great. Do you have anything on CECL?

A

Dennis Klaeser

So, yeah, we're spending a lot of time studying CECL. And like most institutions, it's a little bit early to provide specific guidance in general. CECL is expected to create a little bit more provision expense for growth. And there will be an adjustment on January 1st to rejigger the allowance for loan loss to be done under the CECL methodology which will result in modest change to the regulatory capital ratios though that can be phased in over time. So, right now, I don't think we're seeing that as having a material impact either on capital planning or overall earnings trajectory.

Chris McGratty

All right. Great. Thank you very much.

Operator: Our next question comes from Nathan Race with Piper Jaffray.

Q

Nathan Race

Good morning, guys, and congratulations again on the transaction. Going back to the discussion around expenses. I'm just curious as we look out to 2020, does your kind of expense guidance with the fully phased-in cost saves, does that any bill potentially related to compliance-related functions. We've heard from another bank that's approaching, $50 billion. They are still feeling pressure from regulators even with the relief that's come out of DC more recently to spend – to be in a different regulatory standing than maybe $20 billion or $30 billion asset bank. So just any color on kind of what the regulatory-related spend could be looking to 2020?

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TCF Financial Corp. (TCF)	Raw Transcript
Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

A

Craig R. Dahl

Hey, Nate. This is Craig Dahl. I think that we've talked a lot about the focus on the enterprise risk management process that we've put in place at TCF was having the multiple types of lending businesses. I think that it's a very mature process and it's easily scalable to more of the bread and butter C&I and business banking lending that that chemical does. So we do not see that as a significant investment. We see that. We're ready for that and it's going to be obviously matching up to the different markets as such but that's not going to be part of the big build.

A

David Provost

And Chemical – after the Talmer, Chemical merger when we went over $10 billion, we designed the – really that function to be able to handle something up to and passing $50 billion. So we've already had that. I kind of a little disagree that's going to be a lot more spend, but we're really, really at that level right now

Q

Nate Race

Okay. Got it. That's helpful. And then just going back to the discussion around the pro forma tax rate, appreciate your commentary there, Dennis. But I guess I'm just curious the decision to have the headquarters in Detroit, does that contemplate any opportunity with tax credit-related opportunities that could result from that move? I'm just trying to get a better sense of what kind of - the offsets could be in 2020 for the tax rate?

A

Dennis Klaeser

Yeah. There's – some of those – there are some of those considerations in terms of the headquarters. However, those benefits are spread over a long period of time. They're not a material driver of that strategic decision.

Q

Nate Race

Understood. I appreciate all the color, guys and congrats again.

Operator: Our next question comes from Terry McEvoy with Stephens.

Q

Terry McEvoy

Hi, good morning, everyone and congrats to everyone in the room. Thanks for making this job interesting with deals like this and really thanks for not announcing next Monday after the Super Bowl. I appreciate that.

Just starting with slide 31, the earnings accretion in 2020 where if I read down, it comes to $5.13. In reality, is that the $4.73 to adjust for the timing of the cost saves whereas the $5:13 incorporates the full cost saves? And then I guess when would you be at that $5.13 run rate, is that third, fourth quarter 2020?

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TCF Financial Corp. (TCF)	Raw Transcript
Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

A

Dennis Klaeser

Yeah, Terry. You've got it correct. The $4.73 is assuming this ramp of the cost saves where you've got $75 million of the $180 million being ramped in the first four quarters. And then by the early part of the fourth quarter, really at the start of the fourth quarter, we expect to have $180 million fully ramped in. And so the 513 is the, let's say the annualized EPS run rate starting the fourth quarter with fully phased-in cost saves.

Q

Terry McEvoy

Okay. Thanks for clearing that up. And then just sticking with, Nate asked a question on Detroit, that today's announcement changed at all the investments you're making in that city, the relationship you have with the city now in terms of deposits and maybe just an update on the hiring of commercial lenders within that market which you've been talking about the last couple of quarters?

A

David Provost

No. I mean, it enhances our profile in the city. We have – as we have discussed earlier, we have a large relationship coming in from the City of Detroit as they move their primary banking over to us. It's exciting news for Detroit. Detroit has not had a lot of exciting news for banks over the last 20 years, and this really brings a large bank presence to Detroit.

As far as – the other thing it does is with TCF branches in Southeastern Michigan, it really more than or doubles our size in Southeastern Michigan, so that presence is also very, very helpful. As far as lenders, we are constantly looking for the top quality lenders in all of our markets. And that process is going very nicely. We're continuously looking for the best, but we're not really talking about the big hires at this particular point.

Operator: And we'll take our next question from Brock Vanderliet with UBS.

Q

Brock Vandervliet

Great. Thank you very much. Now on the – being more familiar with the TCF side of this, I thought the funding was always a unique and powerful part of the story with a much more granular deposit base than many institutions. As you put things together, I'm assuming the deposit base at Chemical's quite a bit different given the more of a C&I emphasis. Can you talk about how things line up?

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Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

A

Dennis Klaeser

Yes. Yes. First of all, we do have a large proportion of commercial related deposits, whether it's commercial entities or municipalities. But retail deposit base does comprise about two-thirds of our deposit base. And I would say that two thirds of the deposit base has the same characteristics as TCF’s. Maybe not quite as granular but it is tested core deposit base that's been developed over 100-year history. So it's a solid core deposit base with relatively low betas.

Obviously, on the commercial side, the larger deposit relationships tend to have a bit higher betas. But oftentimes they're connected with lending relationships and the other fee income that we might generate from our commercial customers.

Over the past three or four years, we've invested a lot in the technology so that we can be more competitive in capturing commercial deposit relationships from our commercial borrowers. Additionally, we recently won the business with the city of Detroit and it's a very complex deposit relationship, and we needed the capabilities that normally you'd only find in a large regional bank. And so we invested a lot to build those capabilities to be able to win that deposit relationship.

A

Brian Maass

I was just going to add one thing in there too, Brock. So when you think of us having predominantly you know core retail accounts, we look and think this is very complementary. There's a core retail book on Chemical side, but they also bring a table this core commercial book that Dennis was referring to as well as the relationships that they have with not just the city of Detroit, but many municipalities. There's a lot of good decor on relationships there. So we think on a combined basis, it gives us a great platform to grow from.

Q

Brock Vandervliet

Got it. And as you put together the franchise, I think I saw the loan to deposit ratio around 94%, 95%. Is that a level you think you can hold?

A

Brian W. Maass

Yes. This is Brian. We think now we're going to manage to a specific loan to deposit ratio, but we think we feel very comfortable with the liquidity position of the company. As Dennis referred to, we've got a lot of optionality with the balance sheet as we go forward. We know we're going to have another $1 billion of cash coming in so that could have an impact on the loan to deposit ratio, depending upon where that gets redeployed.

So I think we've both shown an ability to continue growing our deposits which I think is key. And I think being able to leverage marketing dollars and those types of things, we still think we're very well-positioned in our markets. As Craig made a comment about Chicago, we still don't have our fair share I'd say for the size that we are. So I think we're going to continue adding there. In our side, we added $5 billion in the last five or six years and we don't see that being a limiting factor at all.

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TCF Financial Corp. (TCF)	Raw Transcript
Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

Q

Brock Vandervliet

Great. Thank you.

Operator: Our next question comes from Kevin Reevey with D.A. Davidson.

Q

Kevin Reevey

Hey. Good morning. Congratulations on the deal.

Q

Kevin Reevey

So my first question is related to the auto book. I know, Craig, you mentioned that you're continuing to wind down your book but I know chemical's auto book is a much larger percentage of their overall loan book. What is deploying going forward as it relates to Chemical's order book?

A

Dennis Klaeser

No. Kevin, that's not correct. Their order book is only about $700 million or so of loans on our balance sheet. We have been deemphasizing that business. Those auto loans that we do have our portfolio are in market loans done through dealers primarily in Michigan, a handful in Northern Ohio. And because the margins on that business just have squeezed, the credit quality has remained very, very high. But because the margins have been squeezed in that business, it's likely to continue to fall as a percentage of our overall balance sheet. So we're not necessarily running it down as much as TCF is running down their portfolio, but that $700 million of auto loans in our portfolio will not grow and it's likely to shrink a bit as we go through the year.

Q

Kevin Reevey

And Dennis, can you talk about your ability to do larger commercial and business loans now that you're going to have a much larger balance sheet?

A

Craig R. Dahl

Yeah. This is Craig. Let me take that one, Kevin. We're not – I mean, we're not changing the risk profile of the company overnight, but we're in transactions already where maybe we're partnering with another bank where maybe we don't need to do a partnership or maybe we can have slightly larger whole positions on transactions, and so that's all going to be really rolled out with a consolidated risk and credit process.

But I've tried to comment many times in our prepared remarks, the credit cultures and the credit philosophies are really, very similar here. We both have, of course, inspected each other's books and came away with thumbs up on each side of it. So, I'm excited about that opportunity, but I don't see us going up market, so to speak, because that's not where our customers currently are.

Q

Kevin Reevey

Excellent. Thank you very much. Congrats again.

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TCF Financial Corp. (TCF)	Raw Transcript
Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

Operator: Our next question comes from Jared Shaw with Wells Fargo Securities.

Q

Timur Braziler

Hi. Good morning. This is actually Timur Braziler filling in for Jared. I guess my first question just stepping back a little bit. Can you maybe to discuss the timing of this deal. Is there anything that we should be reading into why now. Certainly the rationale makes sense and it seems likea well-structured deal, but anything that we should be reading into the timing of this transaction?

A

David Provost

I think in any transaction there is – you have to come to conclusion at some particular point. We've been working on this for a while, and it's not Super Bowl Sunday.

Q

Timur Braziler

Understood. And then just one more for me. As you look at the two different systems of the franchises, if I heard correctly core systems conversion right now is TCF going to merge on to the Chemical platform. Are you guys going to kind of run two different systems? Any comment on that would be great.

A

Craig R. Dahl

Yeah. Those are decisions yet to be made. We have a very detailed due diligence process. We have an understanding of each company's strengths and weaknesses. But really we're trying to stress that were going to pick the best of both banks and that's where we sit today.

Q

Understood. Thank you.

Operator: Our next question comes from Matthew Keating with Barclays.

Q

Matthew Keating

Yes. Thank you. My first question would be for Craig. You know it was mentioned earlier that this deal has been in the works for several months. So just appreciate your perspective on sort of how that how the transaction came together and whether or not TCF looked at other interested parties before coming to this agreement? Thanks.

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TCF Financial Corp. (TCF)	Raw Transcript
Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

A

Craig R. Dahl

We've shared a lot of our philosophy with you during the past couple of years. We've been really focused on improving our own valuation. But the other thing that we've talked about is really what I would call making sure that our board was aware of what other things were out there and how a process like this would work. And so, we feel like the value creation in this is so compelling that it really dominated our discussions with the board.

Q

Matthew Keating

Okay. Great. And in terms of the no deal premium, again, does that go back to just the overall value creation that the board expected from this transaction? Thanks.

A

Craig R. Dahl

Yeah. I mean, the merger of equals opportunity with both with full stocks at market on Friday really created really the best understanding. And when you look at the earnings accretion that both sides are going to get – well, on either GAAP or cash – it's really a compelling transaction.

Q

Matthew Keating

Great. And then just a follow-up question, this one for David Provost. One of the other differentiating aspects of TCF’s franchise is a comparatively high contribution from overdraft fees. Just perhaps you could just talk about that, how Chemical is comfortable with that and you're thinking around overdraft given some of the secular pressures on that fee income line item. Thanks.

A

David Provost

We've spent a lot of time in either compliance and with our due diligence work, and we felt very comfortable that we have a great program and we'll take a look at how things go forward. But right now we feel very, very comfortable.

Operator: Next question comes from David Chiaverini with Wedbush Securities.

Q

David Chiaverini

Hi, thanks. General question about deal structure. I get that it's an MOE but with TCF having 54% pro-forma ownership in the combined entity retaining the TCF brand post-merger, why is the TCF holding company being merged into a Chemical instead of the opposite? And related to that, what factors were considered in choosing Detroit for the headquarters as opposed to Wayzata?

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TCF Financial Corp. (TCF)	Raw Transcript
Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

A

Dennis Klaeser

First of all, you are correct in MOE. There's a bit of arbitrariness to which is a legal entity that you merged into. When we model this out from a standpoint of what's benefiting shareholders, there's a little bit of impact from the fact that our stock is trading a little bit higher price to tangible book value ratio. And so because of the hyper-focus on earn back, the earn back with us being the legal acquirer and using our currency, it moderates that to earn back.

So the – from an accounting standpoint, we're doing it in a way that is in the, I think the most transparent way to have easily understood merger metrics and we've tried to be very transparent with very detailed disclosure on the calculation of the earn back and very detailed disclosure related to the EPS accretion. So in terms of the TCF and the Chemical EPS accretion, we dissect it between what is the GAAP accretion versus what is the cash accretion with the cash accretion being 3% or 4% lower than the GAAP accretion due to the day one fair value mark that goes on our loan portfolio. But I'm happy to spend more time with you going through the accounting stuff. It gets kind of technical, but I'm happy to sort of have a separate call to go through all the accounting details with you.

Q

David Chiaverini

Thanks for that. And any comments on Detroit versus Wayzata?

A

David Provost

Well, in any merger like this, you have to pick one. Like when two high school football teams combine, you've got to pick one quarterback, you've got to pick one coach. And so we've gone through that. We have a real commitment to Detroit from a business perspective and so that really had some impact in it, but we're going to have a big presence in Minneapolis as well as our presence in Chicago and Midland. So we're really not changing that, and so it seemed like a natural fit.

Q

David Chiaverini

That's helpful. Thanks for that. And then a follow-up question on credit quality at TCF with the non-performing loan increase. You mentioned that there was one credit in commercial that drove the NPL increase. What industry was that credit in?

A

Brian Maass

It's nothing – I don't know if I'm allowed to say a specific industry. It's nothing specific or anywhere that we see a trend. And just as a reminder, we haven't had any charge-offs in our commercial business. I think, for the last six quarters, it's been at zero. So when you look at it over the last year, it's – we think we've got a very strong book there from a credit perspective.

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TCF Financial Corp. (TCF)	Raw Transcript
Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

A

Craig R. Dahl

Yeah. This is Craig. I would just add. It's a C&I loan, primarily an industrial product. And so it's pretty isolated in our footprint.

Q

David Chiaverini

And then the same question on inventory finance. Was there anything surprising that occurred in the quarter for the NPL increase? What drove that increase in inventory finance?

A

Craig R. Dahl

Well, really when you think about the stages of a dealer transaction, when there's a credit issue you're going to mark your assets down to fair value and there is some charge-offs that occurred. The rest is going to be around the inventory when the inventory is either are sold at market or repurchased by the manufacturer, the non-accrual goes away. So it's pretty consistent with what you'd expect in a downturn. And again, we've been very pleased with our credit performance inside the inventory finance business. You realize the profit model or the business model we have where our yields are currently over 7%, and so it's still really within the metrics we would expect.

Q

Dave Chiaverini

Thanks, very much.

Operator: Next question comes from Lana Chan with BMO Capital Markets.

Q

Lana Chan

Good morning. First question I wanted to ask about buybacks on TCF's part. I think we had buybacks, additional buybacks in our model through 2020 with the run-off of the auto portfolio and I'm sure some of the consensus did too. Any thoughts on buyback activity post the merger?

A

Brian Maass

Yeah. Good question, Lana. So, what you can see, what we've announced as part of the transaction is really just the completion of our existing buyback authority that we have. So we bought back $63 million in the quarter and it leaves us $78 million remaining on our existing buyback authority. You know what we're going to do is, with Dennis and I, we're going to look at as we understand that the companies are coming together where the capital levels of the company are. We see a lot of earnings accretion on the back side. So we'll be looking at similar to how – I'm sure we look at it very similar right? As we create earnings, we're going to – what are the ways that we can deploy that. And considering dividend increases or additional share repurchases is something that we'll do but we'll do it jointly as we come together.

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TCF Financial Corp. (TCF)	Raw Transcript
Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

Q

Lana Chan

Okay. And so I think the pro forma CET 1 ratio is about 10% which is a little bit lower, which is obviously very strong but a little bit lower than peers right now. How do you think from a combined basis given the mix of the business where the company should be operating at?

A

Brian W. Maass

Yeah – no. This is Brian. We think you know we're going to start off with a strong capital level at 10. And again, we're going to have a lot of earnings accretion on the other side of that. And also I should point out is that 10%, the way it's modeled, it's assuming that all of the restructuring charges are incurred at the time of closing which really won't be the case. Some of them will come over time so that ratios will likely be higher than that at closing. But we think we're going to be in a good strong position that close and they're only, and we see accretion to those ratios very quickly on the other side of closing.

Q

Lana Chan

Okay. Thanks, Brian. And if I could just one more question, probably for Dennis. It's been a few years since we've talked. But in terms of...

A

Dennis Klaeser

Yeah, it's been a while.

Q

Lana Chan

Yeah, look forward to speaking with you again. On Chemical's balance sheet, the rate mark, $200 million higher than the credit mark. Can you go over what's driving that?

A

Dennis Klaeser

Yeah. It's really sort of the character of the loan portfolio, particularly what I would say there's legacy portfolio. So in recent years, a lot of loan growth has been focused on more floating rate commercial lending. However, in prior years, both Talmer as well as Chemical were portfolio-ing residential loans, many of them were sort of 7-year or 10-year ARMs and also did some fixed rate lending within the commercial real estate lending area. And so, it's those loans that may have been booked up a few years ago and were fixed rate. So, those are the ones that are getting a little bit more of an interest mark. So that interest mark though then is likely to be spread out over seven years or so. So, there's a relatively gradual pace at which they are accreted into the income stream.

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TCF Financial Corp. (TCF)	Raw Transcript
Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

Q

Lana Chan

Okay. That's helpful. Thank you very much.

Operator: And we'll take our last question from Scott Siefers with Sandler O'Neill & Partners.

Q

Scott Siefers

Hey. Thank you for taking the follow-up. Dennis, I just wanted to ask, I guess, sort of a ticky tack kind of question. But on page 32, when I look at the amount of goodwill being created, so the way that merger is working is Chemical I guess legally acquiring TCF. But then the goodwill creation looks like it's the other way around. Just curious how that works, so expecting you say in the footnote as if TCF were swapping for a Chemical stock, so just curious how that creation works.

A

Dennis Klaeser

Yes. No. I had my accountant give me a little tutorial on this as well. It seems counterintuitive, but that's the way it works we'll put on that goodwill. Now again, getting the accounting technicality there, there's approximately, I believe, it's $1.1 billion worth of goodwill that is on our balance sheet currently that gets reset on the purchase accounting, so we'll end up with that being the final amount of goodwill. The existing goodwill that's on the Chemical balance sheet currently will go away. On the TCF side, they have a very modest amount of goodwill at about approximately $150 million or so. Again, happy to spend more time on the accounting technicalities and follow-up telephone calls.

Q

Scott Siefers

Okay. I might just follow up with you offline, but I appreciate that color though here. So thank you very much.

Operator: That concludes today's question-and-answer session. I will now turn the call back over to Craig Dahl for any closing remarks.

Craig R. Dahl

Thank you. I think you can tell this is an incredibly exciting opportunity for both of us. We believe this is a winning combination. It gives us a lot of confidence as we move forward with integrating our two companies, and there's still a lot of work ahead of us. We think this is going to create opportunities for across-the-board shareholders, customers, clients and team members, and we're excited for every one of them. So thank you very much for your interest.

Operator: That concludes today's presentation. Thank you for your participation. You may now disconnect.

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TCF Financial Corp. (TCF)	Raw Transcript
Chemical Financial Corp and TCF Financial Corp. Merger Call	28-Jan-2019

Disclaimer

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**********************************

Cautionary Note Regarding Forward-Looking Statements

Statements included in this communication release which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of TCF Financial Corporation (“TCF”) and Chemical Financial Corporation (“Chemical”) with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), and the timing of the closing of the transaction. Words such as “may,” “anticipate,” “plan,” “estimate,” “expect,” “project,” “assume,” “approximately,” “continue,” “should,” “could,” “will,” “poised,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:

•	the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);
•	the failure of either TCF or Chemical to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•	the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where TCF and Chemical do business, or as a result of other unexpected factors or events;
•	the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;
•	the ability of either company to effectuate share repurchases and the prices at which such repurchases may be effectuated;
•	the outcome of any legal proceedings that may be instituted against TCF or Chemical;
•	the integration of the businesses and operations of TCF and Chemical, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to TCF’s or Chemical’s existing businesses;
•	business disruptions following the merger; and
•	other factors that may affect future results of TCF and Chemical including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Additional factors that could cause results to differ materially from those described above can be found in the risk factors described in Item 1A of each of TCF’s and Chemical’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2017. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. TCF and Chemical disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between TCF and Chemical. In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of TCF and Chemical and a Prospectus of Chemical, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to TCF and Chemical shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the Joint Proxy Statement/Prospectus once available, as well as other filings containing information about TCF and Chemical, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from TCF by accessing TCF’s website at http://www.tcfbank.com (which website is not incorporated herein by reference) or from Chemical by accessing Chemical’s website at http://www.chemicalbank.com (which website is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus once available can also be obtained, free of charge, by directing a request to TCF Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391 by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com, or to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@chemicalbank.com.

Participants in Solicitation

TCF and Chemical and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TCF and Chemical shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding TCF’s directors and executive officers is contained in TCF’s Annual Report on Form 10-K for the year ended December 31, 2017, its Proxy Statement on Schedule 14A, dated March 14, 2018, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding Chemical’s directors and executive officers is contained in Chemical’s Annual Report on Form 10-K for the year ended December 31, 2017, its Proxy Statement on Schedule 14A, dated March 16, 2018, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.